Exhibit 99.5

ESSA Pharma Provides Business Update and Announces Financial Results for the Fiscal Third Quarter Ended June 30, 2017

Houston, Texas and Vancouver, Canada, August 14, 2017 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI, NASDAQ: EPIX), a clinical-stage pharmaceutical company focused on developing novel therapies for prostate cancer, today reported financial results for the fiscal third quarter ended June 30, 2017 and progress on its clinical development program.

“We continue to treat patients with EPI-506 in our Phase 1 clinical trial at the 3600 mg dose level, administered either as one single daily dose or two daily doses, progressing towards our stated goal of confirming a dose that achieves our targeted exposure range,” said David R. Parkinson, MD, President and Chief Executive Officer of ESSA. “We hope to establish clinical proof of concept and a safe and tolerable dose during the second half of calendar 2017.”

Clinical Development Update

ESSA is currently conducting the Phase 1 portion of its initial clinical trial of EPI-506. The primary goal of the clinical trial is to demonstrate the safety and tolerability of the drug while also establishing the pharmacological characteristics of EPI-506 in prostate cancer patients who have failed treatments with abiraterone or enzalutamide or both, the current standard-of-care drugs in metastatic castrate-resistant prostate cancer (“mCRPC”). The clinical trial is also intended to confirm the clinical utility of the novel mechanism of action of the drug, and gain information on safety and efficacy of EPI-506 in these patients with advanced cancer.

As described previously, the Phase 1 portion of the clinical trial is an open-label, adaptive 3 + 3 design, dose-escalation study. Enrolled patients may be allowed to escalate to a higher-dose cohort once such higher-dose cohort has been shown to be safe. In addition to standard clinical, radiological and biochemical assessments, including prostate specific antigen (“PSA”) measurements, patients are characterized biologically with respect to characteristics known to be associated with resistance to currently used anti-androgen therapeutics, including the presence of androgen receptor splice variants. Additional information about the clinical trial can be found at ClinicalTrials.gov.

In addition, the Company continues to advance its portfolio of next-generation inhibitors for the androgen receptor (“AR”). In pre-clinical studies, these compounds have shown enhanced potency and the potential for improved pharmaceutical properties, while retaining the unique mechanism of action of the EPI first-generation clinical drug candidate. The Company has been granted by the United States Adopted Names (“USAN”) Council a unique USAN stem “-aniten” to recognize this new mechanistic class and EPI-506 has been assigned the generic name “ralaniten acetate.” ESSA is expanding its preclinical studies of these next-generation aniten compounds and is also conducting preclinical combination studies with anti-androgens such as enzalutamide and abiraterone.

Third Quarter Financial Highlights

Amounts disclosed herein, unless specified otherwise, are expressed in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”). References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Summary Financial Results

•	Net Income (Loss). ESSA recorded a net income of $3.6 million ($0.12 earnings per common share) for the three months ended June 30, 2017, reflecting the $8.2 million gain on derivative liability, compared to a net loss of $3.9 million ($0.13 loss per common share) for the three months ended June 30, 2016.

•	Research and Development (“R&D”) expenditures. R&D expenditures for the three months ended June 30, 2017 were $2.92 million, compared to $3.36 million for the three months ended June 30, 2016. R&D expenditures for the third quarter ended June 30, 2017 were primarily related to manufacturing and clinical trial costs as the Company approaches the completion of the Phase 1 clinical study, compared to the quarter ended June 30, 2016, as the Company ramped up its clinical development of EPI-506, which commenced in November 2015.

•	General and administration (“G&A”) expenditures. G&A expenditures for the three months ended June 30, 2017 were $1.30 million, which is comparable to the $1.30 million for the three months ended June 30, 2016.

Liquidity and Outstanding Share Capital

Cash on hand as at June 30, 2017 was $7.3 million, with working capital of $4.6 million. In November 2016, the Company secured a $10.0 million term loan (see news release dated November 21, 2016) from the Silicon Valley Bank (“SVB”), of which $8.0 million has been drawn down, with the remaining $2.0 million becoming available upon the Company meeting certain conditions, including SVB extending the draw down date past July 31, 2017. In January 2017 and March 2017, the Company also received $4.0 million and $1.2 million, respectively, in funding from Cancer Prevention Research Institute of Texas (“CPRIT”). Management believes that the term loan from the Silicon Valley Bank, together with the Company’s existing capital, will provide the Company with sufficient funds to complete the Phase 1 clinical trial, depending on the enrollment rate and number of dose escalation steps. The Phase 1 portion is anticipated to be completed in the second half of calendar 2017. Management continues to consider sources of additional financing which would assure continuation of the Company’s operations and research programs.

As of June 30, 2017, the Company had 29,101,889 common shares issued and outstanding, 3,871,519 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$2.81 per common share, and 6,992,710 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $3.27 per common share.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of CRPC in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the AR signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI- 506, prevents AR transcriptional activity by binding selectively to the n-termial domain (“NTD”) of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, androgen deprivation therapy (“ADT”)), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease metastatic CRPC (“mCRPC”) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding the Phase 1 clinical trial, including the drug exposures of the current dosing cohort, potential dose escalation in patients, the anticipated results and the completion thereof, the Phase 2 clinical trial, including details and anticipated timing thereof, and the expected location of Phase 2 clinical trial centres, the sufficiency of ESSA’s funds to execute the Phase 1 portion of the Phase 1/2 clinical trial and possible future financings by ESSA, including renegotiation with respect to the term loan from Silicon Valley Bank.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the accuracy of ESSA’s financial projections, the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected, obtaining positive results of the clinical trials, obtaining regulatory approvals, and general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 14, 2016 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable securities law. Readers are cautioned against attributing undue certainty to forward-looking statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

Amounts in thousands of United States dollars

	June 30, 2017	September 30, 2016

Cash	$7,330	$8,985
Prepaid and other assets	1,076	1,417

Total assets	$8,406	$10,402

Current liabilities	3,478	3,630
Long-term debt	6,503	–
Derivative liability	603	7,309
Shareholders' deficiency	(2,178)	(537)

Total liabilities and shareholders’ deficiency	$8,406	$10,402

ESSA PHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Amounts in thousands of United States dollars, except share and per share data

	Three months ended June 30, 2017	Three months ended June 30, 2016

OPERATING EXPENSES
Research and development	$2,920	$3,363
Financing costs	250	–
General and administration	1,302	1,306

Total operating expenses	(4,472)	(4,669)

Gain (loss) on derivative liability	8,192	868
Other items	(128)	(65)

Net income (loss) for the period	$3,592	$(3,866)

Basic and diluted loss per common share	$0.12	$(0.13)

Weighted average number of common shares outstanding	29,099,197	29,080,966